[Letterhead of Atlas Air Worldwide Holdings, Inc.]


                                November 3, 2005



Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0213

Attention:  David R. Humphrey
            Accounting Branch Chief
            Mail Stop 3651

      Re:   Atlas Air Worldwide Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2004 ("2004 Form 10-K") Filed June 30, 2005 File No. 1-16545

Dear Mr. Humphrey:

     The purpose of this letter is to respond to the staff's comments in your letter dated October 13, 2005 to Jeffrey H. Erickson, President and Chief Executive Officer of Atlas Air Worldwide Holdings, Inc. ("Atlas") with respect to Atlas' 2004 Form 10-K. For your convenience, I have also set forth below each of the staff's comments.

Form 10-K (Fiscal Year Ended December 31, 2004)

Late Filing of Exchange Act Reports

1. Comment: We note your December 31, 2004 Annual Report on Form 10-K and the fiscal 2004 Quarterly Reports on Form 10-Q were not timely filed within the time period required by such reports. We also note that your Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 have not been filed. Please note that you will not be eligible to use Form S-3 to register securities under the Securities Act of 1933, until you have timely filed all reports required to be filed during the twelve calendar months and portion of a month preceding the filing of the Form S-3. See General Instruction I.A.3 to the Form S-3.

     Response: Atlas is aware that it will not be eligible to use Form S-3 to register securities under the Securities Act of 1933 until Atlas has

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     timely filed all reports required to be filed during the twelve calendar months and the portion of a month preceding the filing of the Form S-3.

Selected Financial Data, page 28

2. Comment: We note you only included 3 full fiscal years of selected financial data rather than the required 5 fiscal years (or for the life of the Company, if less), pursuant to Item 301 of Regulation S-K. Please revise.

     Response: While Atlas is aware that Item 301 of Regulation S-K requires that five fiscal years be presented for selected financial data, Atlas determined that it should not include selected financial data for its 2001 and 2000 fiscal years in the 2004 Form 10-K due to its inability to provide properly restated and audited information for those fiscal years. In the third quarter of 2002, Atlas determined that a restatement of its 2001 and 2000 financial statements would be necessary to reflect adjustments required to be made to certain items included in those financial statements. As Atlas indicated in a Current Report on Form 8-K filed on September 15, 2003, it had determined that the 2001 and 2000 financial statements could not be properly restated by Atlas and audited by Ernst & Young LLP due to Atlas' inability to locate certain financial records from those years.

     Due to the inability to complete the necessary restatement and audit of its results for fiscal years 2001 and 2000, Atlas determined that it should not include those years in Selected Financial Data in the 2004 Form 10-K. Atlas anticipates that the Selected Financial Data in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 will contain four (4) full fiscal years of data and that its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as well as its Annual Reports on Form 10-K for all subsequent fiscal years, will contain Selected Financial Data for the required five (5) full fiscal years.

Management's Discussion and Analysis, page 29

Results of Operations

3. Comment: We note your disclosure of reasons why "Segment" results of operations are not presented for the comparison period 2004 versus 2003; in future filings, for the 2004 period, please include a narrative discussion of your segment profitability measures separately for the "Successor" 2004 period and the "Predecessor" 2004 period, similar to your tabular disclosure in Note 15 to the audited financial statements. Alternatively, please supplementally explain why these disclosures would not be meaningful to investors.

     Response: Pursuant to the requirements of Paragraph 40 of SOP 90-7, Atlas understands that it is not permitted to include separate narrative discussions of its segment profitability measures comparing the

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     "Successor" 2004 period and the "Predecessor" 2004 period. However, in future Form 10-K and 10-Q filings that contain financial data relating to the periods described above, we will include a separate narrative discussion of segments for each of those periods.

Consolidated Results, page 34

4. Comment: Please quantify and disclose the impact upon revenue of fuel surcharge revenue received each period.

     Response: While Atlas was aware, and disclosed in the 2004 Form 10-K, that a change in fuel surcharge revenue was one of a number of factors contributing to changes in revenue, due to prior system limitations, Atlas is unable to accurately quantify the impact of fuel surcharges for periods prior to 2005. As a result of system changes implemented during 2005, Atlas will consider quantifying and disclosing the impact of changes in fuel surcharge revenue in future periods where changes in fuel surcharge revenue can be properly quantified and are a material factor in changes in revenue.

Financial Statements

Consolidated Statements of Stockholders' Equity, page 53

5. Comment: We note the relative significance of the restatement to the predecessor company balances at December 31, 2001, as previously reported. Supplementally identify any previously filed document that described and quantified these restatements. Alternatively, please provide the information supplementally and explain why you have not included these disclosures in this document. In addition, please advise whether and when you plan to file all of your historical periodic reports. We may have further comments upon review of your responses.

     Response: Information related to the 2001 restatement of the Consolidated Statement of Stockholders' Equity was presented as Exhibit 99.1, Audited Consolidated Balance Sheet, to a Current Report on Form 8-K filed on December 12, 2003 and as Exhibit 99.1, Audited Consolidated Balance Sheet, to a Current Report on Form 8-K filed on July 23, 2004.

     With respect to whether and when Atlas plans to file all of its historic periodic reports, please note that, as described in our response to Comment 2, Atlas will not be able to file all of its historic periodic reports due to an inability to locate certain financial records from certain of those years. Additionally, with respect to historical periodic reports for 2002, Atlas will not be able to file such periodic reports due to the inability to locate certain financial records for the comparable


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     2001 quarterly periods. Also, with respect to historical periodic reports for 2003, Atlas will not be able to file such periodic reports because, although the financial statements for its full 2002 fiscal year were audited and filed, that audit did not include a review of the quarterly financial information for 2002, and, as a result, comparative quarterly information for the 2002 periods is not available.

     Atlas has filed all required periodic reports for its 2004 fiscal year. Atlas did not file Quarterly Reports on Form 10-Q for the first and second quarters of 2005 because Ernst & Young LLP had informed Atlas that, as a result of the material weaknesses in internal controls identified in their 2004 audit as well as those identified by Atlas (all of which are presently being remediated by Atlas), Ernst & Young LLP would be unable to perform a SAS 100 interim review of financial statements included in Quarterly Reports on Form 10-Q that is required by Rule 10.01(d) of Regulation S-X. Atlas has devoted significant time and attention to remediate these weaknesses and anticipates that it will file Quarterly Reports on Form 10-Q for each of the first, second and third quarters of its 2005 fiscal year following Ernst & Young LLP's completion of the audit of Atlas' financial statements for the 2005 fiscal year.

Note 3. Reorganization and Fresh-Start Accounting, page 56

6. Comment: When fresh-start reporting is adopted the notes to the financial statements should disclose significant matters relating to the determination of reorganization value such as those specified in paragraph 39 of SOP 90-7. Please provide this information to us supplementally and in detail or indicate the location of these disclosures in the financial statement footnotes. Similar disclosures should be provided under your discussion of Critical Accounting Policies and Estimates in MD&A. We may have further comments upon review of your response.

     Response: The information required by paragraph 39 of SOP 90-7 is contained in Note 3 of the Consolidated Financial Statements on pages 59 through 61 of the 2004 Form 10-K.

     The disclosure of the critical accounting policy for fresh-start accounting is contained on page 44 of the 2004 Form 10-K and is also cross referenced to Note 3 of the Consolidated Financial Statements on page 56 of the 2004 Form 10-K.

Item 9A. Controls and Procedures, page 92

7. Comment: Specifically disclose the conclusions of your Chief Executive Officer and Chief Financial Officer, as to whether your disclosure controls and procedures were effective or ineffective as of the end of the period covered by your report, based on the evaluation of these controls and procedures. See Item 307 of Regulation S-K. Your current disclosure does not provide a specific statement to this effect.

     Response: Based on Atlas' management's evaluation (with the participation of its Chief Executive Officer and Chief Financial Officer), for the reasons described in detail in Item 9A of the 2004 Form 10-K, Atlas' Chief


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     Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by the 2004 Form 10-K, Atlas' disclosure controls and procedures were ineffective to ensure that information required to be disclosed by Atlas in reports that it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. As a result, additional time was required to complete the 2004 Form 10-K and Atlas' Form 10-Qs for the fiscal periods ended March 31, June 30 and September 30, 2004, in order to enable Atlas' management to rely on mitigating controls and utilize alternate procedures to ensure that information required to be disclosed by Atlas in such reports was recorded, processed, summarized and reported. The staff's comment has been noted and the conclusions of our Chief Executive Officer and Chief Financial Officer as to the effectiveness or ineffectiveness of Atlas' disclosure controls and procedures will be included in future reports.

Form 8-K for September 26, 2005

8. Comment: We may have comments on your interim financial statements when the quarterly reports are filed.

     Response: Atlas acknowledges that the staff may have comments to its interim financial statements when the 2005 quarterly reports are filed on Form 10-Q.

     In some of our responses, we have agreed to change or supplement the disclosures in our future filings to enhance disclosure transparency, and not because we believe our prior filings were materially incomplete or inaccurate.

     As requested, Atlas acknowledges that the adequacy and accuracy of the disclosure in its filings with the Commission is the responsibility of the registrant. Atlas further acknowledges that staff comments or changes to disclosure in response to staff comments in the 2004 Form 10-K do not foreclose the Commission from taking any action with respect to such filing. Atlas also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you wish to discuss any aspect of this letter, please contact me at
(914) 701-8129, or John W. Dietrich, Senior Vice President, General Counsel and Chief Human Resources Officer, at (914) 701-8327.




                              Sincerely,


                              /s/ Michael L. Barna
                              ----------------------------------------------
                              Michael L. Barna
                              Senior Vice President and Chief Financial Officer


cc:
   Jeffrey H. Erickson, President and Chief Executive Officer
   John W. Dietrich, Senior Vice President, General Counsel and Chief Human Resources Officer
   Adam R. Kokas, Esq.